Exhibit 10.52

Mercury Interactive Corporation

379 N. Whisman Road

Mountain View, California 94043

February 8, 2006

Mr. Anthony Zingale

Re:    Change of Control Agreement

Dear Mr. Zingale:

Mercury Interactive Corporation (the “Company”) has agreed to extend certain benefits to you in the event your employment with the Company is terminated within eighteen months of a “Change of Control” of the Company. This letter amends and restates an earlier agreement with you on this subject, and sets out the terms of our agreement henceforth (the “Letter”). Capitalized terms are defined on Exhibit A, attached.

1. Severance Benefits. If you or the Company terminate your employment at any time within the Change of Control Period, then you will be entitled to receive severance benefits as follows:

(a) Voluntary Resignation; Termination for Cause. If you terminate your employment by reason of voluntary resignation (other than by Involuntary Termination) or if you are terminated for Cause, then you will not be entitled to receive severance or other benefits. All outstanding vested stock options granted prior to January 1, 2006 shall remain exercisable until the later (i) the 15th day of the tenth month after the month of your termination of employment or (ii) the December 31st of the year of the termination of your employment. All outstanding vested stock options granted on or after January 1, 2006 shall remain exercisable until the twelve (12) month anniversary of the date of your termination of employment; provided however, that all outstanding options shall be subject to earlier termination under Sections 7 and 11 of the Company’s Amended and Restated 1999 Stock Option Plan (the “1999 Plan”) (or comparable provisions of the option plan under which the option is granted) and the “Expiration Date” and maximum term as defined in the award agreement evidencing the options.

(b) Involuntary Termination. If your employment is terminated or you terminate your employment as a result of Involuntary Termination, you will be entitled to receive the following benefits; provided, however, that if you and the Company or any successor entity mutually agree for you to provide transition services for a period of up to twelve months after the Change of Control, you will begin to receive the following benefits at the end of such transition period (or, if the Company or any successor entity significantly breaches the terms of the transition period, thirty (30) days after you provide written notice of the breach, to the extent the Company or any successor entity has not cured such breach within such thirty (30) day period), and provided further that you use your best efforts in good faith to reach agreement with the Company or any successor entity that requests you to provide transition services in accordance with this paragraph and on financial terms consistent with your Employment Agreement, and that such agreement is not unreasonably withheld.

(i) severance pay, equal to your base salary and target bonus as of the date your employment ceases, for the Severance Period and according to normal Company payroll practices and commencing with the month immediately after the month in which your employment so ceases;

(ii) coverage under the Company’s health, life, dental and other insurance programs for the Severance Period; and

(iii) accelerated vesting of all stock options, other forms of equity compensation (for example, any grants of stock appreciation rights, restricted stock or phantom stock) and other forms of long-term compensation held by you, including those granted after the date of this Letter. All outstanding vested stock options granted prior to January 1, 2006 will remain exercisable until the later of (i) the 15th day of the tenth month after the month of the termination of your employment or (ii) the December 31st of the year of the termination of your employment and all outstanding vested stock options granted on or after January 1, 2006 will remain exercisable until the twelve month anniversary of your date of termination; provided however, that all outstanding options shall be subject to earlier termination under Sections 7 and 11 of the 1999 Plan (or comparable provisions of the option plan under which the option is granted) and the “Expiration Date” and maximum term as defined in the award agreement evidencing the options.

(c) Disability; Death. If the Company terminates your employment as a result of your Disability (as defined below) or such employment is terminated by your death, then such termination shall be treated as if it were an Involuntary Termination (notwithstanding the language in clause (iii) of the definition of such term), and the severance and other benefits shall be provided, in accordance with subsection (b) above.

2. Successors. Any successor to the Company (whether direct or indirect and whether by purchase, lease, exclusive license, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets shall assume the obligations under this Letter and agree expressly to perform the obligations under this Letter in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. To the extent the successor fails to expressly agree in writing at least five (5) days prior to the Change of Control to perform the obligations of the Company under this Letter, such failure shall entitle you to a payment equal to the severance benefits you would receive upon an Involuntary Termination, as provided in Section 1.b above, with such amount payable on the Change of Control. For all purposes under this Letter, the term “Company” shall include any successor to the Company’s business and/or assets which executes and delivers the assumption agreement described in this Section 2 or which becomes bound by the terms of this Letter by operation of law.

3. Law Governing; Arbitration. This Letter shall be governed by and construed in accordance with the laws of the State of California. Any dispute or controversy arising under or in connection with this Letter shall be settled exclusively in arbitration conducted in Sunnyvale, California, in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction. In any arbitration proceeding, the party determined to be the prevailing party shall be entitled to receive, in addition to any other award, its attorneys’ fees and expenses of the proceeding.

4. Employment and Income Taxes. All payments made pursuant to this Letter will be subject to withholding of employment taxes.

5. Golden Parachute Excise Tax.

a. If any payment or benefit you would receive pursuant to a Change of Control from the Company together with any other payments which you have the right to receive from the Company or any corporation which is a member of an “affiliated group” as defined in Section 1504(a) of the Internal Revenue Code of 1986, as amended (the “Code”), without regard to Section 1504(b) of the Code otherwise (the “Payments”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the you shall receive a payment (the “Make-Whole Payment”) from the Company sufficient to ensure that the net economic effect to you under this Section, on an after-tax basis, is as if the Section 4999 Excise Tax did not apply to you. Notwithstanding the foregoing and any other provision of this Section 5, under no circumstances will the Make-Whole Payment exceed four (4) million dollars.

b. The Make-Whole Payment will include (i) a payment from the Company to you equal to the Excise Tax and (ii) an additional payment from the Company to you equal to the Section 4999 excise tax and all federal and state income and employment taxes arising from the payments by the Company to the you pursuant to this sentence; provided, however, that the Make-Whole Payment shall not exceed four (4) million dollars. For purposes of determining the amount of the Make-Whole Payment, the you shall be deemed to have: (a) paid federal income taxes at the highest marginal rates of federal income taxation for the calendar year in which the Make-Whole Payment is to be made; (b) paid applicable state and local income taxes at the highest rate of taxation for the calendar year in which the Make-Whole Payment is to be made, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes; and (c) otherwise allowable deductions for federal income tax purposes at least equal to those which would be disallowed because of the inclusion of the Make-Whole Payment in the your adjusted gross income. If the Excise Tax incurred by you is determined by the Internal Revenue Service to be more or less than the amount determined by the accountants pursuant to this Sections 5, then the Company and you agree to promptly make a payment to the other party, including interest and penalties if the Company must pay you, as the accountants reasonably determine is appropriate to ensure that the net economic effect to you under this Section 5, on an after-tax basis, is as if the Section 4999 Excise Tax did not apply to you; provided, however, that the Make-Whole Payment (in the aggregate) shall not exceed four (4) million dollars.

c. The accounting firm engaged by the Company for general audit purposes as of the day prior to the effective date of the Change of Control transaction shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Change of Control, or you and the Company otherwise agree that such accounting firm should not be engaged for purposes of making the determinations required hereunder, another nationally recognized accounting firm may be appointed to make the determinations required hereunder as mutually agreed to by the Company and you. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.

d. The accounting firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to the Company and you within 15 calendar days after the date on which your right to a Payment is triggered (if requested at that time by the Company or you) or such other time as requested by the Company or you upon written notice that a payment related to a change of control of the Company has been or is to be made. If the accounting firm determines that no Excise Tax is payable with respect to a Payment, it shall furnish the Company and you with an opinion reasonably acceptable to you that no Excise Tax will be imposed with respect to such Payment.

6. Section 409A. The parties agree to amend this Agreement to the extent necessary to avoid imposition of any additional tax or income recognition under Code Section 409A and any final Treasury Regulations and IRS guidance thereunder prior to the earlier of any actual payment to you that may not be in compliance with or exempt from Code Section 409A or December 31, 2006.

The Company will not take any action that would expose any payment or benefit to you to accelerated or additional tax under Section 409A of the Code, unless (i) the Company is obligated to take the action under an agreement, plan, or arrangement to which you are a party; (ii) you request the action; or (iii) the Company advises you in writing that the action may result in the imposition of accelerated or additional tax under Section 409A of the Code and you subsequently request in writing that the action be taken. The Company will hold you harmless for any action it may take in violation of this paragraph, including any attorney’s fees that you may incur in enforcing your rights hereto. Notwithstanding the foregoing, if the Company proposes to take any action or to make any amendment to this Letter to avoid any violation of Code Section 409A and you refuse to consent in writing to such action or amendment, then you shall be responsible for any additional tax or income recognition imposed on you, and any attorney’s fees you incur, as a result of any violation of Code Section 409A. With respect to any such action or amendment the Company proposes, the Company shall, in good faith and after consultation with you, make reasonable efforts to have such proposed action or amendment minimize any adverse consequences to you.

By your signature below, you indicate that you agree to the terms set out in this Letter.

Very truly yours,

MERCURY INTERACTIVE CORPORATION

By:	/s/ Giora Yaron
Title:	Chairman of the Board of Directors

ACKNOWLEDGED AND AGREED:

/s/ Anthony Zingale
Anthony Zingale

Date: February 8, 2006

EXHIBIT A

Definition of Terms. The following terms referred to in this Letter shall have the following meanings:

“Cause” means (i) any act of personal dishonesty taken by you in connection with your responsibilities as an employee and intended to result in substantial personal enrichment; (ii) your being convicted of a felony; or (iii) a willful act by you which constitutes gross misconduct and which is materially injurious to the Company.

“Change of Control” means the occurrence of any of the following events:

(a) Any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), is or becomes the “beneficial owner” (as defined in Section 13d-3 of said Act), directly or indirectly, of securities of the Company representing 50% or more of the total voting power represented by the Company’s then outstanding voting securities;

(b) The composition of the Board of Directors changes during any period of 36 months such that individuals who at the beginning of the period were members of the Board of Directors (the “Continuing Directors”) cease for any reason to constitute at least a majority thereof; unless at least 66 2/3% of the Continuing Directors has either (i) approved the election of the new Directors, (ii) if the election of the new Directors is voted on by shareholders, recommended that the shareholders vote for approval, or (iii) otherwise determined that such change in composition does not constitute a Change of Control, even if the Continuing Directors do not constitute a quorum of the whole Board (it being understood that this requirement shall not be capable of satisfaction unless there is at least one Continuing Director);

(c) The shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale, lease, exclusive license or disposition by the Company of all or substantially all of the Company’s assets;

(d) Any other provision of this subsection notwithstanding, the term Change of Control shall not include either of the following events undertaken at the election of the Company:

(i) Any transaction, the sole purpose of which is to change the state of the Company’s incorporation; or

(ii) A transaction, the result of which is to sell all or substantially all of the assets of the Company to another corporation (the “surviving corporation”) provided that the surviving corporation is owned directly or indirectly by the shareholders of the Company immediately following such transaction in substantially the same proportions as their ownership of the Company’s common stock immediately preceding such transaction.

“Change of Control Period” means the period beginning with the date that a Change of Control has occurred (as determined by the Board of Directors of the Company) and ending eighteen months later.

“Disability” means that you suffer from a physical or mental disability to an extent that renders it impracticable for you to continue performing your duties hereunder. You shall be deemed to be so disabled if (i) a physician selected by the Company (and the Company will use its best efforts to coordinate such determination by the physician with the Company’s long term disability insurance carrier) advises the Company that your physical or mental condition will render you unable to perform your duties for a period exceeding three consecutive months, or (ii) due to a physical or mental condition, you have not substantially performed your duties hereunder for a period of three consecutive months.

“Involuntary Termination” means without your written consent (i) your assignment to any duties or the significant reduction of your duties, either of which is inconsistent with your position or title with the Company and responsibilities in effect immediately prior to such assignment, or your removal from such position and responsibility, or a reduction in your title. For purposes of clarification, if you are not the chief executive officer of the successor entity, or its ultimate parent, if any, then you will have suffered a significant reduction of your duties which qualifies as an Involuntary Termination pursuant to this paragraph; (ii) reduction by the Company in your base compensation as in effect immediately prior to such reduction; (iii) any purported termination of you by the Company (other than a voluntary resignation initiated by you, except for a voluntary termination initiated by you for the reasons described in this paragraph) which is not effected for Disability or for Cause; (iv) relocation of your principal place of employment by more than 50 miles; (v) the failure of any successor entity to the Company to expressly assume in writing the terms of this agreement or your employment agreement; (vi) the failure to nominate you as a member of the Board of Directors of the Company, its successor, or, if applicable, their parent; and (vii) any material breach by the Company of any material provision of your employment agreement with the Company which has not been cured within 30 days of written notice to the Company by you of such breach.

“Severance Period” means the 24-month period following your termination of employment.

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